Sara Lee Corporation

Law Department

3500 Lacey Road

Downers Grove, IL 60515

(630) 598-6000

December 21, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall
Assistant Director

Re:	Sara Lee Corporation (Commission File No. 001-03344)
Form 10-K for fiscal year ended June 30, 2007 filed August 29, 2007 (“Form 10-K”)
Form 10-Q for fiscal quarter ended September 29, 2007 filed November 7, 2007
(“Form 10-Q”)
Schedule 14A Definitive Proxy Statement filed September 14, 2007 (“proxy statement”)

Dear Mr. Schwall:

This letter responds to the letter dated November 30, 2007 (the “Comment Letter”) containing comments from the staff of the Division of Corporation Finance (the “staff”) of the Securities and Exchange Commission (the “Commission”) based on the staff’s review of the filings of Sara Lee Corporation (“Sara Lee”) identified above. Our responses are set out below following the text of the Comment Letter to which each response relates.

Form 10-K for the Fiscal Year Ended June 30, 2007

Customers, page 4

Comment 1: We note the disclosure that Wal-Mart is the company’s largest customer and is a customer of several of the company’s business segments and in a number of different countries. Provide a brief discussion of the structure of the company’s sales and marketing efforts with Wal-Mart and any other similarly situated customers to ensure that there is adequate coverage of company sales and marketing efforts as well as consistency of marketing and sales terms and message.

Response 1: We have considered the staff’s Comment No. 1. There is no information responsive to the staff’s Comment No. 1 that we believe would be material to investors or that is required to be disclosed pursuant to Regulation S-K. However, in reviewing our disclosures in the Form 10-K under the heading “Customers,” we have concluded that the phrase “[Sara Lee] has developed specific approaches to working with these individual customers” potentially could cause some confusion to readers. We intend to delete this phrase from future filings to eliminate any such potential confusion and because, as noted above, we do not believe that our approach to working with Wal-Mart and other mass retail and supermarket chain customers constitutes information that would be material to investors.

Securities and Exchange Commission

December 21, 2007

Changes in internal control over financial reporting, page 18

Comment 2: We note your statement regarding changes in internal control over financial reporting that you concluded there were no material changes in the quarter ended June 30, 2007, “except as described below.” Please revise your disclosure to state, in clear and unqualified language, your conclusions regarding material changes in internal control over financial reporting. For example, if true, you can state that there were no material changes in internal control over financial reporting including the consideration of the identified matters, so long as you provide appropriate disclosure explaining how the changes were determined to be immaterial in light of the identified matters. Or, if true, you can state that given the identified matters, there were material changes in the internal control over financial reporting. You should not, however, state the conclusion in your current disclosure, which appears to state that there were no material changes except to the extent that there were material changes.

Response 2: During the fiscal quarter ended June 30, 2007, Sara Lee identified two areas in its internal control over financial reporting in which material changes had occurred from prior reporting periods. In future filings, we will ensure that our conclusions utilize clear and unqualified language to describe whether there have been any material changes in our internal control over financial reporting, similar to the following:

“During the corporation’s fiscal quarter ended June 30, 2007, the following changes occurred in the corporation’s internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the corporation’s internal control over financial reporting: {describe areas in which changes occurred}”

Exhibit 13

Financial Summary, page 1

Comment 3: You disclose your net cash flow from operating activities as “Other information” within the financial summary. Please disclose all measures of cash flows – including investing and financing. Refer to the second paragraph of Financial Reporting Codification section 202.03.

Response 3: The “other information” section of the five year financial summary includes supplemental information not required under Item 301 of Regulation S-K. Sara Lee includes this supplemental information because we believe our investors have found such information useful in the past. In future filings, we will also disclose net cash flows from investing activities and net cash flows from financing activities prominently where we disclose net cash flow from operations.

Securities and Exchange Commission

December 21, 2007

Comment 4: In note ten to the financial summary you indicate that “Other information” includes results for both continuing operations and discontinued operations, combined. Please disclose these same measures only for continuing operations along with, or in place of, the current disclosure to enable investors to determine if there were any significant trends in the historical results of your continuing operations. Refer to Instructions 1 and 2 of Item 301 of Regulation S-K.

Response 4: As discussed under response 3, the “other information” section of the five year financial summary includes supplemental information not required under Item 301 of Regulation S-K. Sara Lee includes this supplemental information because we believe our investors have found such information useful in the past.

Sara Lee believes it was more important to present the “other information” on a basis consistent with our Consolidated Statement of Cash Flows since three of the five financial amounts are derived directly from our Consolidated Statements of Cash Flows, which is inclusive of both continuing operations and discontinued operations. However, in future filings, any information the corporation decides to include as “other information” in the financial summary will be presented for continuing operations.

Financial Review, page 2

Comment 5: Please supplement your overview to describe the most important matters on which you are focusing in evaluating your financial condition and operating performance. To enhance an investor’s understanding of your business, you should provide insight regarding material opportunities, challenges and risks on which you are focused in both the short and long term, as well as the steps you are taking to address them. Please refer to Section III.A of “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This can be located at our website at:

http://www.sec.gov/rules/interp/33-8350.htm.

Response 5: In future filings, Sara Lee will incorporate an overview that supplies background context for the remaining discussion within its Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). A portion of this overview will center on Sara Lee’s business transformation plan and will articulate our strategic vision for our organizational structure, business portfolio changes, challenges, risks and improvements in operational efficiency, which we believe is currently contained in the MD&A section on pages 8 and 9 of the Form 10-K.

Securities and Exchange Commission

December 21, 2007

Review of Consolidated Results of Operations and Operating Results by Business Segment, page 10

Comment 6: We note that you identify and quantify various factors that impacted the year to year trends of your results of operations and the related financial statement line items. For example, on page 16 of your Operating Results by Business Segment – 2007 Compared With 2006 for North American Retail Meats you state “the remaining sales increase of $90 million, or 3.6%, was primarily due to increases in U.S. retail unit volumes and a favorable product mix” but did not discuss the business developments or external events that underlie these factors. Please expand your Management’s Discussion and Analysis to explain in greater detail what gave rise to the factors that you have identified, and indicate whether or not you expect them to have a continuing impact on your results of operations in the future. Please refer to “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This can be located at our website at:

http://www.sec.gov/rules/interp/33-8350.htm.

Response 6: Sara Lee’s overall objective with respect to the Operating Results by Business Segment section of its MD&A is to communicate to investors, in a clear and straightforward manner, the key factors that drove the change in results. As such, for each segment, the corporation follows a consistent format whereby it first discusses any changes in unit volumes, followed by a discussion of the change in net sales, gross margin percent and operating segment income. This format is supported by the notion that there is a cascading impact of volume on net sales which in turn impacts gross margin and ultimately operating income. Rather than reiterating these impacts in each area, in many cases we refer to the impact of the preceding area without reiterating the specific reasons for the change. For example, the disclosure that sales are up due to higher volumes is intended to refer the reader back to the volume discussion to understand the specific reasons for the increase in volumes. It is difficult, in many cases, to determine to what degree these items will impact future results because these items may be influenced by factors outside of our control. However, in future filings, we intend to explain in greater detail the business developments or external factors that gave rise to the change and, when known, an indication of whether these factors are expected to have a continuing impact on the results of operations in the future.

Comment 7: In your discussions of the results of operations, you often refer to two or more sources as components that contributed to a material change. Rather than using the term “primarily,” please disclose all material sources of change and quantify the amount of the change that was contributed by each of the factors or events that you identify. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations; Certain Investment Company Disclosures.” This can be located at our website at:

http://www.sec.gov/rules/interp/33-8350.htm.

Securities and Exchange Commission

December 21, 2007

Response 7: By using the term “primarily,” we intended to indicate that the items identified did in fact represent all of the “material” sources of the change, but that it was not necessarily a comprehensive list of all of the items that comprised the change. In some cases, there are other factors that had an impact on the change, albeit, individually and in aggregate not material. However, in future filings, we will limit our use of the word “primarily” and disclose those items that represent the material source of the change. With respect to quantifying the amount of the change that was contributed by each of the factors, we believe that the amount of the change being explained provides the reader with the dollar magnitude of the items in aggregate. In certain cases, the company has compiled data that explains the components of the change which are correct in terms of order of magnitude but may lack the high level of precision and accuracy that would be required to be disclosed externally. For these reasons we have chosen to not quantify the amount of the change by individual component, except for the impact of any exit activities and business dispositions, transformation actions, the impact of foreign currency and any other significant items which have been specifically identified. In the future, we will quantify the amount of any material component of a change.

Proceeds from the Spin Off of Hanesbrands and Restrictions on the Use of the Proceeds, page 33

Comment 8: We note the certain cash balances and cash flows are restricted as to use under contractual borrowing and transaction provisions. Please explain why these amounts are included in cash and cash equivalents, both on the balance sheet and statement of cash flows. Refer to Rule 5-02.1 of Regulation S-X.

Response 8: Sara Lee’s spin off of Hanesbrands in 2007 was completed as a tax-free transaction for both Sara Lee and its stockholders. One aspect of the transaction resulted in Sara Lee receiving a $1.95 billion dividend from Hanesbrands that would be tax free as long as it was used by Sara Lee to repay outstanding debt, repurchase Sara Lee’s common stock, and/or pay dividends to stockholders. The use of the dividend is not legally restricted; however, as long as Sara Lee intends to maintain the tax-free status related to the dividend, it must only use these funds for the three purposes outlined above. The fact that Sara Lee had debt outstanding, has a history of paying quarterly dividends to stockholders, and was in the process of buying back Sara Lee stock under a previously announced stock buyback program made it apparent that the utilization of these funds would not adversely impact the corporation’s liquidity in any way. As evidence of this, only $124 million of the $1.95 billion dividend remained at June 30, 2007, with the balance being spent by the end of the first quarter of fiscal 2008.

Sara Lee did disclose the limitations surrounding the redeployment of the Hanesbrands dividend in the liquidity section of the MD&A in each Quarterly Report on Form 10-Q and within the Form 10-K filed during fiscal 2007 and within Note 12 of the Form 10-Q filed for the second and third quarters of fiscal 2007. Because the balance at June 30, 2007 had been reduced to $124 million, we did not believe that the balance was material nor did it require additional disclosures.

Securities and Exchange Commission

December 21, 2007

Note 1 – Nature of operations and Basis of Presentation

Basis of Presentation – Cash Flows, page 51

Comment 9: We noted that you revised your 2006 and 2005 cash flow statement presentation of certain derivative and note receivable transactions. Please explain why you believe these revisions represent reclassifications. Refer to AU 420.17 and SFAS 154.

Response 9: To clarify, in the cash flow disclosure in Note 1 of page 51 the corporation disclosed the new presentation for the note receivable as a revision while the new presentation related to the mark-to-market derivatives was disclosed as a reclassification. Currently, Sara Lee does not believe that the mark-to-market derivative presentation represents a reclassification within the context of AU 420.17 and we should have described both of these adjustments as revisions to previously reported financial information. The changes we made to our previously reported 2006 and 2005 cash flow statements for the items related to the mark-to-market derivatives or the notes receivable were not material, in our judgment, to warrant expanded SFAS 154 disclosures. These revisions only impacted the cash flow statement and had no impact on net income or equity of the corporation. The revision related to the derivatives had less than a 3% impact on cash flow from operations for fiscal 2006 and 2005, and the revision related to the note receivable moved a separately disclosed line item from the financing to the investing section of our cash flows and related only to fiscal 2006. Because this line item was separately disclosed in both the previously reported and revised statement of cash flow, users of our financial statements were provided with clear information about this particular element of our cash flow for fiscal 2006. The disclosure referenced in your comment was our effort to provide users disclosure about these revisions to our previously reported financial information.

Comment 10: Please disclose where the derivative cash flow amounts were classified in your prior year financial statements.

Response 10: The $33 million of forward exchange contracts accounted for as mark-to-market in fiscal 2006 were initially recorded in the operating cash flow section of the July 1, 2006 cash flow statement as originally issued.

Note 2 – Summary of Significant Accounting Policies, page 51

Comment 11: We note that your financial statements include the accounts of variable interest entities for which you are deemed the primary beneficiary. Please disclose the information required by paragraphs 23 thru 26 of FIN 46(R), or explain why it is not required to be disclosed.

Response 11: In Note 2, the corporation has disclosed the existence of variable interest entities that are consolidated in the financial results because the corporation is the primary beneficiary of those entities. The corporation has not included the disclosures required under paragraph 23 of FIN 46 because the variable interest entities are immaterial to the consolidated financial statements (less than 1% of assets and less than 1% of revenues). Although the variable interest entities are immaterial, the corporation believes that

Securities and Exchange Commission

December 21, 2007

providing the information regarding variable interest entities in the accounting policies footnote allows the reader to understand that the corporation has contemplated FIN 46 when assessing the appropriateness of entities to include in our consolidated financial results. In the event the variable interest entities do become material to the corporation in the future, we will include all the disclosures required by paragraphs 23 through 26 of FIN 46.

Sales Recognition and Incentives, page 51

Comment 12: Please expand your disclosure of sales recognition to address when and how the revenue recognition criteria in SAB Topic 13.A.1 are generally satisfied, including management’s significant assumptions therein.

Response 12: Passage of title to and risk of loss of the corporation’s products generally satisfies the revenue recognition criteria highlighted in SAB Topic 13.A.1. Therefore, the corporation has disclosed these events as the trigger for sales recognition in its Sales Recognition and Incentives policy footnote. This disclosure has not historically included additional discussion of the terms identified in SAB Topic 13.A.1. In response to the staff’s comment, the corporation will enhance its sales recognition discussion in its fiscal 2008 Form 10-K to identify the criteria included in SAB Topic 13.A.1 used by the corporation in its determination of revenue recognition. The introduction section of the Sales Recognition and Incentives policy will be revised as indicated below.

Sales Recognition and Incentives – The corporation recognizes sales when they are realized or realizable and earned. The corporation considers revenue realized or realizable and earned when persuasive evidence of an arrangement exists, delivery of products has occurred, the sales price charged is fixed or determinable, and collectibility is reasonably assured. For the corporation, this generally means that we recognize sales when title to and risk of loss of our products pass to our resellers or other customers. In particular, title usually transfers upon receipt of our product at our customers’ locations, or upon shipment, as determined by the specific sales terms of the transactions.

Sales are recognized as the net amount to be received after deducting estimated amounts for sales incentives, trade allowances and product returns. The corporation estimates trade allowances and product returns based on historical results taking into consideration the customer, transaction and specifics of each arrangement. The corporation provides a variety of sales incentives to resellers and consumers of its products, and the policies regarding the recognition and display of these incentives within the Consolidated Statements of Income are as follows: (remaining disclosures on sales incentives would be presented consistent with the Fiscal 2007 Form 10-K).

Sales Recognition and Incentives – Cooperative Advertising, page 51

Comment 13: Please explain why you recognize expenses for cooperative advertising in the period the advertising and promotional activity first takes place, as opposed to recognition in conjunction with the related sales of items subject to said cooperative advertising. Refer to paragraph 27 of AICPA SOP 93-7.

Securities and Exchange Commission

December 21, 2007

Response 13: Sara Lee’s policy is to recognize the cost of cooperative advertising in the income statement in the period in which the advertising first takes place which is consistent with our policy of recognizing advertising expense disclosed on page 52 of the fiscal 2007 Form 10-K. Since we are normally aware of the timing of the advertising program run by the customer prior to the advertising launch, we are in a position to recognize the advertising expense at the same time the campaign is launched (i.e., the advertising first takes place). Our products associated with the cooperative advertising are constantly in the retailers’ stores. Therefore, there are no specific revenues to attach to the related advertising.

It has always been Sara Lee’s policy that the benefit from advertising should be recognized in the period the advertising first takes place because the probable future benefit, beyond the first time the advertising takes place, is too uncertain and is not demonstrable or measurable with a degree of reliability as discussed in paragraph 59 of SOP 93-7. Accordingly, our policy on accounting for advertising costs coincides with the accounting prescribed by paragraph 26 of SOP 93-7.

Sales Recognition and Incentives – Shipping and Handling Costs, page 52

Comment 14: We note that you disclose shipping and handling costs for 2007. Please disclose comparative amounts for 2006 and 2005.

Response 14: The corporation will comply with the presentation requested by the staff in our future filings; however we respectfully request that Sara Lee not be required to amend the Form 10-K.

Financial Instruments, page 56

Comment 15: We note your disclosure in the latter-half of the third paragraph on page 56 regarding derivative financial instruments previously designated as hedging instruments, which have been determined to be ineffective at hedging and are no longer designated as hedging derivatives. We also note your disclosure in the last paragraph on the page regarding “mark-to-market or natural hedge” financial instruments. Please explain to us the difference between these two categories of freestanding derivatives not designated for hedging, or clarify if these are the essentially the same. In doing so, please explain your use of the term “natural hedge” and the accounting implications that you associate with the use of this term.

Response 15: The intent of the financial instrument derivative disclosure was to inform the reader that the corporation follows hedge accounting for derivatives that are formally designated as hedges as allowed under SFAS 133. The three types of allowed hedges are fair value hedges, cash flow hedges, and net investment hedges, which are explained in detail in the footnote. The discussion in the latter-half of the third paragraph on page 56 explains that, in the event a derivative designated in one of the three hedge categories is deemed ineffective at some point during its life, the corporation will formally discontinue hedge accounting and begin to mark the

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December 21, 2007

derivative to fair market value through the income statement each period. In essence, this means the derivative had dropped out of one of the three categories of hedge accounting instruments and now must follow the mark-to-market accounting prescribed in the fourth category discussed on page 56.

The fourth category of derivative is described in the footnote as “mark-to-market or natural hedge” which is the category that a derivative will fall into if, at the time we enter into the derivative, it does not qualify for hedge accounting in accordance with SFAS 133. Additionally, if the corporation does not elect to designate the derivative contract as a hedge, “mark-to-market” accounting is used. Accordingly, these types of derivatives are marked to market each period through the income statement. The term “natural hedge” is a term that we used to discuss a derivative contract that, although it does not qualify for or is not designated for hedge accounting, the movements in the derivative contract are substantially offset by movements in the related asset or liability accounts. The corporation does not designate hedge accounting for certain forward exchange contracts and commodity future contracts and generally these are the only types of derivatives that are in the “mark-to-market” category. As discussed in the previous paragraph, in some cases the corporation will have a derivative that initially followed hedge accounting since it was designated as either a fair value hedge, cash flow hedge or net investment hedge but later can fall into the “mark-to-market” category if it is deemed ineffective at some point during its life.

In future filings, we will refer to the fourth category of derivatives as “mark-to-market” rather than “mark-to-market or natural hedge” in order to eliminate any confusion related to the accounting treatment given to this category of derivative instrument.

Comment 16: Please also clarify whether or not you classify hedging derivatives determined to be ineffective as mark-to-market or natural hedge financial instruments.

Response 16: As described in response 15, in the event a derivative designated in one of the three hedge categories is deemed ineffective at some point during its life, the corporation will formally discontinue hedge accounting and begin to mark the derivative to fair market value through the income statement each period. In essence, this means the derivative has dropped out of one of the three categories of hedge accounting instruments and will follow the “mark-to-market” accounting prescribed in the fourth category discussed on page 56.

Note 6 – Accumulated Other Comprehensive Income, page 65

Comment 17: We noted that you have disclosed the cumulative translation adjustment related to the 2007 separation/disposal of discontinued operations. Please disclose comparative amounts for the separations/disposals finalized in 2006 and 2005, or indicate that there were none.

Response 17: In Sara Lee’s Form 10-K for fiscal 2006, we did disclose $7 million of cumulative translation adjustment related to the divestitures; however, we did not believe the amount to be significant enough to highlight again in the Form 10-K for fiscal 2007. There was no cumulative translation adjustment related to divestitures in fiscal 2005.

Securities and Exchange Commission

December 21, 2007

Note 7 – Stock Based Compensation, page 65

Comment 18: Please disclose the total number of shares authorized for issuance under the stock option plan as well as the number still available for future grant under same, as of the most recent balance sheet date. Refer to Appendix A240, paragraph A of SFAS 123(R).

Response 18: Sara Lee disclosed that 90.3 million shares are available for future grant in the form of stock options, restricted shares and stock appreciation rights in Note 7 of the Form 10-K. The corporation originally had 118.7 million shares authorized for these plans. In Sara Lee’s Form 10-K for fiscal 2008, we will disclose the total shares authorized for our stock compensation plans.

Note 16 – Contingencies – Contingent Liabilities, page 69

Comment 19: Revise your disclosure to include assessments of the likelihood of loss using terms defined in SFAS 5 and include all disclosures required by paragraphs 9 to 12 of SFAS 5.

Response 19: On April 18, 2005, Sara Lee received a comment letter from the staff of the Commission that raised the same question regarding the corporation’s compliance with SFAS 5 when disclosing legal contingencies in Sara Lee’s Form 10-K for fiscal 2004. In response to that comment, the corporation added the wording contained in the first paragraph of the contingent liabilities section in Note 16, which discusses the following:

(i)	Sara Lee follows the accounting prescribed in SFAS 5 when accounting for legal contingencies;

(ii)	Sara Lee records a provision when a contingency becomes probable and is estimable; and

(iii)	The recorded liabilities for legal contingencies are (and continue to be) immaterial to the consolidated financial statements.

Because our disclosures establish that there are no material legal contingencies, we do not believe additional disclosure is needed under paragraph 9 of SFAS 5.

As a result of our disclosures in paragraph one of Note 16, the reader knows that any legal contingencies specifically mentioned in the disclosure have a reasonable possibility of potentially becoming material to the corporation. Pursuant to paragraph 10 of SFAS 5, if a claim has a reasonable possibility of loss, then specific information about the claim should be disclosed and an estimate of loss, or range of loss, should be disclosed. In the Aris and the American Bakers Association Retirement Plan matters, the amount of award or demand is disclosed, which gives the reader the potential magnitude of the claim. For the Multi-Employer Pension Plan contingency, we disclose that “no assessment has been made by the fund”. Our statement adequately informs the reader that an estimate of a loss or range of loss is not possible. Based on this, the corporation believes that disclosures surrounding legal contingencies are adequate in light of the disclosures required under SFAS 5.

Securities and Exchange Commission

December 21, 2007

Although the corporation believes the disclosures to be adequate, we will incorporate wording in future filings that makes it clearer to the reader the likelihood of loss and estimate of loss or range of loss.

Note 19 – Exit and Disposal Activities, page 73

Comment 20: We note your discussion of exit activity costs and accruals, including those related to severance. Please expand your disclosure to explain the criteria you used to determine and measure those costs. Refer to paragraphs 3 to 6 (relating to general recognition measure requirements) and paragraphs 8 to 13 (relating to one-time termination benefits) of SFAS 146.

Response 20: The corporation recognizes charges and liabilities for its exit activities at their fair value in the period in which the liability is incurred. The criteria utilized in recognizing these charges are as follows:

•

Severance actions initiated by the corporation are generally covered under previously communicated benefit arrangements under SFAS 112, including local employment laws in foreign jurisdictions, which provide for termination benefits in the event that an employee is involuntarily terminated. Liabilities are incurred under these arrangements when it is probable that employees will be entitled to benefits and the amount can be reasonably estimated. This occurs when members of management who have the appropriate authority approve an action to terminate employees who have been identified and targeted for termination within one year.

•

Liabilities are incurred for noncancelable lease and other contractual obligations when the corporation terminates the contract in accordance with the contract terms or when the corporation ceases using the right conveyed by the contract. The fair value of a lease liability at the cease use date is determined based on the remaining lease rentals, reduced by estimated sublease rentals that could reasonably be obtained for the property, estimated using an expected present value technique.

•

Accelerated depreciation is recognized when the corporation has targeted an asset or group of assets for disposal and those assets are considered “held for use.” The difference between the anticipated net proceeds to be received upon disposal and the carrying value of the asset is depreciated over the remaining period of time over which the asset will be used by the corporation.

•

For other costs associated with exit activities, a charge is recognized at its fair value in the period in which a liability is incurred, estimated using an expected present value technique, generally when the service is rendered.

Securities and Exchange Commission

December 21, 2007

In response to the staff’s comment, Sara Lee will expand our disclosures comparable to the description set out below in future filings. The underlined portion would be added to existing text.

Note 19 – Exit and Disposal Activities

Add the following paragraph in the opening of the note –

The exit and disposal activities consist of various actions to sever employees, exit certain contractual obligations, dispose of certain assets and other costs associated with transforming the business enterprise. Charges are recognized for these actions at their fair values in the period in which the liability is incurred. Adjustments to previously recorded charges resulting from a change in the amount of the estimated liability or its related timing are recorded in the period in which the change is identified.

For disclosures associated with severance actions –

$XX of the net charge is for the cost associated with terminating XXX employees and providing them with severance benefits in accordance with benefit plans previously communicated to the affected employee group or with local employment laws under SFAS 112. Liabilities are recorded under these arrangements when it is probable that employees will be entitled to benefits and the amount can be reasonably estimated. This occurs when members of management who have the appropriate level of authority approve an action to terminate employees who have been identified and targeted for termination within one year. The specific location of these employees is summarized in a table contained in this note.

For disclosures associated with noncancelable lease and contractual obligations –

$XX of the net charge relates to the cost to exit certain noncancelable lease and other contractual obligations. These costs relate primarily to the exit of two administrative buildings for the Foodservice and Household and Body Care segments. These spaces have been exited. The charge for these actions was determined based on the fair value of remaining lease rentals reduced by the fair value of estimated sublease rentals that could be reasonably obtained for the property, estimated using an expected present value technique.

For disclosures associated with accelerated depreciation –

After consideration of impairment under SFAS 144 and the determination that the carrying value of assets are recoverable, $XX of the net charge is related to accelerated depreciation recognized on certain assets targeted for disposal. The accelerated depreciation represents the difference between the anticipated net proceeds to be received upon disposal of the assets and the carrying value of those assets, recognized over the remaining period of time the asset will be used by the corporation. Of the $XX total charge, $XX is reflected in the “Cost of sales” line and relates to the disposal of ………

Securities and Exchange Commission

December 21, 2007

For disclosure associated with other exit activities costs –

$XXX of the net charge relates to various costs associated with the corporation’s ongoing transformation plan. These costs are recognized at their fair value in the period in which a liability is incurred, generally when the service is rendered. Of this amount, $XX is recognized in the “Cost of sales” line and $XXX is recognized in the “Selling, general and administrative expenses” line. These costs are primarily included in the following categories……

Comment 21: Please include a roll forward of restructuring liability balances in the footnotes to the financial statements. Refer to paragraph 20.b(2) of SFAS 146.

Response 21: Sara Lee historically has included in its exit activities footnote a tabular breakdown of the charges it has taken by fiscal year and the status of those related charges as of the end of each reporting period. While the corporation feels that these disclosures are expansive and allow a reader to understand the impact on our financial statements for each reporting period, it acknowledges that a roll forward of the restructuring liability balances is not currently contained in our footnotes. In response to the staff’s comment, we will begin to include a reconciliation of the beginning and ending liability balances, showing separately the costs incurred and charged to expense, costs paid or otherwise settled and any adjustments to the liability, during the next quarterly reporting period.

Note 20 – Defined Benefit Pension Plans, page 79

Comment 22: Please disclose your target asset allocation for plan assets. Refer to paragraph 5.d of SFAS 132(R).

Response 22: Historically, the actual asset allocation percentages for all of our plans in the aggregate have been very consistent from year to year and normally did not vary more than 2 – 3 percentage points among the categories. The corporation’s target allocation for plan assets are, in general, 45% equity securities, 50% debt securities, 3% real estate, and 2% cash and other. The target allocation is slightly different from the actual fiscal 2007 asset allocation because the corporation experienced a temporary shift in assets related to certain plans in the U.K. as disclosed on page 81 in Note 20. In the fiscal 2008 Form 10-K, the corporation will expand the disclosure to clearly highlight the target asset allocation percentages.

Securities and Exchange Commission

December 21, 2007

Note 21 – Postretirement Health-Care and Life-Insurance Plans, page 82

Comment 23: Please disclose benefit payment and subsidy receipt information related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 required by paragraph 22 of FSP 106-2.

Response 23: Paragraph 22 of FASB Staff Position 106-2 requires an employer who has achieved actuarial equivalence with their medical plans to disclose the gross benefit payments received via subsidy from Medicare under the Medicare Prescription Drug Improvement and Modernization Act of 2003. Any subsidies received should be shown as a component of the reconciliation in the benefit obligation roll forward and the expected benefit payment and funding schedule should also highlight the subsidy amounts. As disclosed in Sara Lee’s Form 10-K for fiscal 2006, the company did receive a determination of actuarial equivalency for some of the post-retirement medical plans and is eligible to receive the Medicare subsidies. Sara Lee received zero subsidy payments from Medicare in fiscal 2005, 2006, and 2007 and anticipates receiving less than $1 million dollars annually going forward. The expected benefit payments summary included in Note 21 of the Form 10-K is shown net of these subsidy receipts because the amounts are immaterial. We will continue to monitor these subsidies going forward and, when material, will break them out separately within the disclosures. We will disclose the fact the subsidy payments are immaterial, where applicable.

Note 23 – Income Taxes, page 85

Comment 24: We note your disclosure and discussion of the reversal of accruals related to tax audits. Please explain the nature of, and assumptions underlying, the original accruals and why they were later revised. In doing so, please explain the underlying reasons for the variation between the estimated accruals and actual results.

Response 24: As discussed in Sara Lee’s “Risk Factors” included in Item 1A of the Form 10-K, significant judgment is required in determining our effective tax rate and in evaluating our tax positions taken on tax returns. In accordance with SFAS 5, we accrue tax contingency reserves during the period when it is probable that additional income taxes may become payable in future years. We apply a consistent methodology to estimate the tax contingency accruals that are probable based upon management’s assessment of all available information. These initial tax contingency accruals are adjusted up or down as new information becomes available during our reporting periods for many reasons including (i) changes in tax law; (ii) changes in interpretation of tax law; (iii) the emergence of new case law; (iv) lapsing of applicable statutes of limitations; and (v) resolution of audits by tax authorities. The resolution of audits by tax authorities frequently results in variation between individual tax contingency accruals and the ultimate amount determined by tax authority audit.

Comment 25: Please explain why income tax asset valuation allowances and other income tax related estimates and accruals have been excluded from Schedule II. Refer to Rules 12-09 and 5-04 Regulation S-X.

Securities and Exchange Commission

December 21, 2007

Response 25: The corporation appreciates the staff’s comment and respectfully requests that the corporation be allowed to provide the information regarding the income tax valuation allowance in either the income tax footnote or Schedule II in its Form 10-K for fiscal 2008, rather than amend its Form 10-K.

Form 10-Q for the Quarterly Period Ended September 29, 2007

Note 11 to Consolidated Financial Statements – Litigation, page 22

Comment 26: In reference to the Aris Philippines, Inc. litigation, please expand your disclosure to include the requirements of SFAS 5 paragraphs 9, 10, 11, as applicable. If amounts have been accrued under paragraph 9, identify the affected Balance Sheet and Statement of Income lines, where material to those items.

Response 26: Please refer to Sara Lee’s response to staff comment number 19.

Schedule 14A filed September 14, 2007

Executive Compensation

Comment 27: Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Response 27: In each of the following responses to the staff’s Comments we have indicated changes that we will make in future filings in response to the staff’s Comments or the reason that we believe changes are not required.

Annual Incentives, page 20

Comment No. 28: Please disclose the actual performance goals established for each named executive officer and disclose whether the goals were met. If you believe that you are not required to disclose the goals, please provide us with analysis supporting your position. See Instruction 4 to Item 402(b) of Regulation S-K. To the extent that you have an appropriate basis for omitting the information, discuss how difficult it would be for you to achieve the undisclosed goal.

Response No. 28: Sara Lee’s annual incentive program is composed of two inter-related plans: the Performance-Based Annual Incentive Plan, which is a stockholder approved plan providing an overall limit on tax-deductible incentive awards to named executive officers, and the Annual Incentive Plan (the “AIP”), which is a Board-approved plan for determining actual incentive awards each year for hundreds of key employees, including our named executive officers. The incentive pool available for awards under Sara Lee’s Performance-Based Annual Incentive Plan in fiscal 2007 was calculated pursuant to the formula contained

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December 21, 2007

in the Plan and equaled the amount of net income necessary to achieve a 10% return on average total common stockholders equity. The Performance-Based Annual Incentive Plan establishes the maximum tax-deductible bonus amount payable to the named executive officers; however, the Compensation and Employee Benefits Committee of the Board of Directors (the “Committee”) historically has exercised its discretion to reduce the annual incentives actually paid to the amounts determined by the AIP. The performance measures under the AIP, and the specific performance goals for each performance measure, are approved by the Committee near the start of each fiscal year.

Sara Lee discloses the extent to which the performance goals established for each named executive officer for fiscal 2007 were achieved, and the actual incentive amounts paid, on page 21 of the proxy statement. However, as described in our supporting analysis below, we believe that quantitative disclosure of the actual performance goals established for each named executive officer under the AIP is not required, for two reasons. First, we believe this information is not material to investors given all of the information that already is contained in the proxy statement regarding the operation of the AIP. Furthermore, if Sara Lee were to disclose the specific performance goals in its Compensation Discussion and Analysis (“CD&A”), we would not be required to include disclosure regarding the Committee’s assessment of the likelihood that these goals would be achieved. Second, we believe that disclosure of specific performance targets would result in competitive harm to Sara Lee and its stockholders.

Supporting Analysis

A.	Materiality of Disclosure Regarding Performance Goals

Item 402(b) and Instruction 1 state that the purpose of the CD&A is to provide to investors information that is (i) “material” or comprises “material elements of the registrant’s compensation of the named executive officers,” and (ii) “necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” Accordingly, quantitative disclosure regarding performance goals need only be included in the CD&A if such information is material and necessary to an understanding of our compensation policies and decisions for our named executive officers.

With respect to the AIP, narrative information regarding the structure of the AIP, including analysis regarding why we designed the plan using that structure and why the performance goals were chosen, is material and necessary because the AIP is an important component of the compensation program for our named executive officers. However, we do not believe that information regarding each specific performance goal set as the “target” for fiscal 2007 under the AIP is material or necessary because it would not give investors any greater understanding of our short-term performance-based compensation program or the operation of the AIP.

As described in the proxy statement, incentive payments under the AIP for fiscal 2007 were tied to the attainment of three financial performance measures – adjusted operating income, adjusted net sales and adjusted cash flow – and a set of non-financial individual objectives. The proxy statement contains a detailed description of Sara Lee’s process for setting the performance goals for each

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financial performance measure. First, it was determined for each named executive officer whether he or she would have either corporate-wide and/or business segment specific performance measures, based on his or her role. Second, for each performance measure, (i) the target performance goal (at which 100% payout is made) generally was set to equal the target performance goal contained in Sara Lee’s annual operating plan, (ii) the threshold performance goal (at which zero payout is made) typically was set to equal either actual results in fiscal 2006 or 90% of the target performance goal, and (iii) the maximum performance goal (at which maximum payout is made) typically was set to equal 110% of the target performance goal. Third, each named executive officer (other than the CEO) was given a set of non-financial individual objectives, such as succession planning, diversity-related initiatives and business-specific operational goals. The foregoing is described on pages 20-21 of the proxy statement. The proxy statement also discloses (a) the weightings assigned to each of the performance measures in determining a named executive officer’s overall incentive opportunity, and (b) the adjustments made to Sara Lee’s financial results, such as adjustments to eliminate changes in foreign currency exchange rates, in determining whether the financial performance goals under the AIP have been achieved.

We believe that the foregoing information constitutes the most relevant information regarding the material elements of Sara Lee’s annual incentive compensation, and is sufficiently detailed to provide investors with an understanding of Sara Lee’s compensation policies and decisions regarding its named executive officers. In contrast, information regarding the specific numeric performance goals used in the financial performance measures does not significantly aid an investors understanding and, therefore, is not “necessary to an understanding of [Sara Lee’s] compensation policies and decisions regarding” its named executive officers. With respect to the adjusted operating income performance measure, for example, the relevant “performance goal” number is the corporate or business segment operating income level, as adjusted pursuant to the terms of the AIP, at which the Committee determined executives would receive 100% of their target annual incentive opportunity. This level, however, is merely one point on a continuum from 0%-200% of such incentive opportunity, which is no more significant to an understanding of the program than any other point on the continuum. The proxy statement contains detailed information regarding the manner in which varying levels of adjusted operating income performance can yield varying levels of payouts and the Committee’s assessment of how difficult it is intended to be for executives to achieve that level of operating income that would result in a 100% payout of their incentive opportunity. In light of the information already disclosed, additional information regarding precise “target” levels would not provide investors with any additional useful information regarding the operation of the AIP.

The same analysis would hold true for the performance goals relating to the non-financial individual objectives under the AIP. Under this component, each of the named executive officers (other than the CEO) was given non-financial individual objectives, such as succession planning, diversity-related initiatives and business-specific operational goals. Many of these performance goals do not have numeric targets, and for the performance goals that do have specific numeric targets, the numeric targets themselves are of limited relevance to investors.

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Specific diversity-related numeric targets, for example, are generally of no use to investors in assessing a named executive officer’s compensation levels since investors would not have a full understanding of Sara Lee’s diversity initiatives and how these targets fit with the whole. What is relevant is the context that is already provided in the disclosure – namely information regarding the manner in which the plan is structured, weightings assigned to each component of the plan and the Committee’s assessment of the level of difficulty in achieving these non-financial goals.

In addition, in assessing the materiality of disclosure regarding quantitative performance goals it is important to note that the proxy statement already contains a significant amount of information regarding the AIP. Specifically, the proxy statement discloses the following information regarding the AIP:

•	why and how the Committee structured the current AIP,

•	the amount that would be paid at target and maximum performance levels, both as a percentage of base salary and as a percentage of target,

•	the amounts of annual incentive compensation actually paid for fiscal 2007 performance,

•	the specific performance measures used in determining whether and to what extent payments would be made,

•	the weighting assigned to each performance measure,

•	the manner in which the Committee sets the performance goals,

•	Sara Lee’s assessment of the level of difficulty inherent in attaining those goals, and

•	the average payout under the AIP, as a percent of target, in fiscal 2006 and 2005.

Given all of the disclosures already contained in the proxy statement regarding the AIP, the disclosure of the specific numeric performance goals would not add in any way to an “understanding of Sara Lee’s compensation policies and decisions,” and is not otherwise material.

The standard for assessing materiality in the context of the securities laws is well understood. As stated by the Supreme Court in TSC Industries v. Northway and elsewhere, “[a]n omitted fact is material if there is a substantial likelihood that a reasonable shareholder would consider it important in” making voting and other decisions regarding the stock. 426 U.S. 438, at 449 (1976). For the reasons described above, it is highly unlikely that a “reasonable” shareholder would find disclosure of information regarding specific performance goals to be “important” in making any such decision. Adding specific performance goals, many of which are used on an “as adjusted” basis or are otherwise difficult to assess without a full knowledge of their context, to the disclosure already contained in the proxy statement would not aid investors in any meaningful way. Therefore, disclosure of these performance goals is not required.

Furthermore, it is important to note that it is possible, even likely, that if the specific goals are added to the proxy statement, the proxy statement would be, on whole, less informative to investors. Instruction 4 to Item 402(b) currently provides that a registrant that does not disclose performance targets must “discuss how difficult it will be for the executive or how likely it will be for the registrant,

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to achieve the undisclosed target levels.” In response to this provision Sara Lee included in the proxy statement disclosure regarding the Committee’s assessment of how likely it would be that these performance goals would be met. As noted at the end of this response, Sara Lee intends to expand this disclosure in future filings. This disclosure is particularly useful because it provides investors with an understanding of how the Committee itself views the opportunity presented by the AIP. If, however, the corporation is required to include the specific numeric goals, it may very well decide to omit this disclosure. If this were to occur, the net consequences to stockholders would be less helpful disclosure. That is, stockholders would not receive insight as to the Committee’s own view of the likelihood that the performance goals would be met, but they would instead receive a series of specific numbers that would be all but meaningless without an understanding of their full context, which is exceedingly difficult to provide in the context of a proxy statement.

Nevertheless, even if we assume, for purposes of argument, that information regarding specific quantitative performance goals is material, Instruction 4 to Item 402(b) provides that such information need not be disclosed if disclosure would result in competitive harm to Sara Lee. The following section explains why we believe this standard is met with respect to the AIP.

B.	Competitive Harm

As described above in the discussion of materiality, Sara Lee’s AIP for fiscal 2007 consisted of three financial performance measures and a set of non-financial performance objectives. Also as described above, the performance goals under the AIP are integrally tied to Sara Lee’s confidential internal annual operating plan. The target level performance goal under the AIP generally equals the target level of performance in Sara Lee’s annual operating plan. Sara Lee’s annual operating plan consists of confidential internal operating forecasts that represent senior management’s financial projections for each business segment and for the consolidated company for the upcoming fiscal year, based on expected challenges and opportunities of each business. The annual operating plan represents senior management’s projections of an aggressive, yet achievable, growth plan for Sara Lee’s consolidated business and for each individual business segment. We believe that Sara Lee would suffer competitive harm if it is required to quantify the performance goals under the AIP because such disclosure would give our competitors insight into our confidential annual operating plan.

Sara Lee would suffer competitive harm in several respects. First, by comparing the numeric performance goals under the AIP to the annual incentive payout earned by our named executive officers and Sara Lee’s reported financial results, our competitors would be able to reverse compute our confidential annual operating plan for the most recently completed fiscal year. Our competitors then could use those relative comparisons to calculate the key financial metrics of Sara Lee’s annual operating plan for the current fiscal year, thereby gaining competitive insight into our strategic priorities. This insight would be especially harmful to Sara Lee with respect to the performance goals of those named executive officers whose performance goals are based on the performance of a particular business segment.

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For example, C.J. Fraleigh’s fiscal 2007 performance goals were derived from the Food and Beverage business segment’s net sales, operating income and cash flow projections that were incorporated into Sara Lee’s fiscal 2007 annual operating plan. Food and Beverage is Sara Lee’s largest North American business segment, and net sales and operating income are key performance metrics for this business segment. Competitors of the Food and Beverage business could use Mr. Fraleigh’s performance goals to compute the Food and Beverage segment’s specific net sales, operating income and cash flow targets, which could give these competitors an understanding of the business’s short-term investment priorities and product pricing strategy. Additionally, as Sara Lee files future proxy statements and its performance goals for multiple fiscal years become publicly available, competitors would be able to discern patterns in Sara Lee’s underlying annual operating plans. Competitors then could track shifts in Sara Lee’s focus on operating income versus net sales, or in how Sara Lee makes decisions regarding capital expenditures (including advertising and promotional spending), in response to market conditions and competitive dynamics. This insight would give competitors predictive capability regarding future strategic decisions of the Food and Beverage business that could drive their competitive responses. For example, if a competitor predicts that the Food and Beverage business will decrease advertising spend or increase product prices in response to market conditions, the competitor could decide to increase advertising activities or decrease the prices of their products in key markets to gain a competitive advantage.

Second, insight into our confidential annual operating plan would enable our competitors to inform our customers of instances where we fail, particularly if we fail by a significant amount, to execute on our annual operating plan. We could then be compelled, in future periods, to use a less aggressive approach in setting financial performance goals in order to prevent the competitive harm that otherwise would result. Thus, if we disclose the specific financial performance goals under the AIP, our growth rate would likely decline due to less aggressive performance goals and/or damage to customer relations, causing Sara Lee to become less competitive.

Accordingly, we do not believe that disclosure of specific performance goals is required because it would result in competitive harm to Sara Lee and its stockholders.

However, in response to the staff’s Comment No. 28, we intend to expand our disclosures regarding management’s assessment of how difficult it would be for the named executive officers to achieve the undisclosed performance goals by including disclosures similar to the following:

“The Committee expects the named executive officers to exceed the threshold level of performance for each of the financial performance measures, and has structured the AIP so that no incentive payout is earned for performance at or below the threshold level. The target level of performance typically equals the target level of performance under Sara Lee’s annual operating plan, and the Committee expects the named executive officers to achieve, and hopefully exceed, the target level of performance. The maximum level of performance for each of the financial performance measures, however, is set to require an unusually high level of

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performance that will require significant stretch to achieve. The Committee expects the named executive officers to achieve the performance goals for the non-financial performance measures, which are set to equal the target level of performance. For fiscal 2007, the average percent earned under the Annual Incentive Plan was 95% of the target payout opportunity and, for fiscal years 2006 and 2005, the average payout levels were 95% and 81%, respectively, of the target payout opportunity.”

Comment 29: You state that the Compensation Committee usually exercised its discretion to reduce the bonus amounts payable to the amounts determined by the Performance-Based Incentive Plan (“PBIP”) that was approved in 1995. Similarly, the PBIP that is the subject of Proposal 3 contemplates that the Committee will have the right to reduce any participant’s award by any amount in its sole discretion. Please describe the circumstances in which the Compensation Committee will apply its discretion and elaborate as to how discretion may be applied. For example, disclose whether there are any restrictions on the Compensation Committee’s discretion. Also disclose whether discretion was applied in determining the bonus amounts for 2007.

Response 29: The Performance-Based Annual Incentive Plan adopted in 1995, and the Performance-Based Incentive Plan adopted in 2007, each establish the maximum tax-deductible bonus amount payable to each participant for the applicable performance period. Under the Performance-Based Annual Incentive Plan, an incentive pool is generated based on application of the Plan formula to Sara Lee’s financial results during the performance period. The Committee does not have discretion to increase the amount of bonus payable to any participant above the bonus amount determined under the applicable Performance-Based Incentive Plan; however there are no restrictions on the Committee’s discretion to reduce or eliminate the bonus amount. The Committee also has full discretion to determine whether bonuses paid under the Performance-Based Annual Incentive Plan will be paid in cash, stock, restricted stock, stock options or other stock-based or stock denominated units.

Historically, the expectation of both the Committee and the participants in the Performance-Based Annual Incentive Plan has been that the Committee will (i) reduce the bonus amounts payable under the Performance-Based Annual Incentive Plan to the amounts calculated under the AIP, and (ii) approve the payment of bonus amounts in cash. The performance measures and the specific performance goals for each performance measure under the AIP are approved by the Committee near the start of each fiscal year. In fiscal 2007, consistent with past practice, the Committee reduced the bonus amounts payable to all participants under the Performance-Based Annual Incentive Plan to the amounts calculated under the fiscal 2007 AIP, and approved the payment of bonus amounts solely in cash. However, for the reasons described on page 22 of the proxy statement, in fiscal 2007 the Committee also approved the payment to our Chief Executive Officer of a separate, non-deductible bonus of $390,000 outside the Performance-Based Annual Incentive Plan. In future filings we will expand our description of the Committee’s discretion in determining bonus amounts payable under the Performance-Based Incentive Plan.

Long-Term Incentives, page 22

Comment 30: You state that specific awards are made to executives based upon their individual performance, potential for advancement and criticality to the company’s long-term success. Please revise your disclosure to discuss in more detail the reasons for awarding the named executive officers bonus amounts and incentive awards that significantly differ in value. Discuss material differences in compensation policies with respect to individual named executive officers. We refer you to Section II.B.1 of Commission Release 33-8732A. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis. For example, discuss the reasons Ms. Barnes received option awards of approximately $3.4 million when the other named executive officers received option awards in the range of $352,624 to $438,016 in fiscal 2007.

Response No. 30: There are no material differences in the compensation policies used to establish compensation for any of our named executive officers, including our Chief Executive Officer. As described in the proxy statement, the Committee annually conducts benchmarking against our peer companies regarding total compensation opportunity and also the relative mix of compensation (i.e., fixed versus variable, short-term versus long-term, and cash versus equity-based). As a result of this benchmarking, the Committee established the total compensation opportunity and compensation component mix for fiscal 2007 that is disclosed in the table on page 19 of our proxy statement. As noted in the table, our Chief Executive Officer receives a higher percentage of her total compensation opportunity in equity-based compensation (30% cash, 70% equity-based) compared to the cash vs. equity-based compensation mix of the other named executive officers (49-59% cash, 41-51% equity-based).

As noted directly below the table on page 19 of our proxy statement, the differences in the compensation component mix reached by applying these consistent policies are driven by the different benchmarks derived from the peer group and market surveys. Market and peer data indicate that chief executive officers often are paid several multiples of the pay of other executives, in terms of both cash and equity, and that chief executive officers receive a higher proportion of their total compensation in equity. Consistent with these findings, our Chief Executive Officer is compensated at substantially higher total compensation levels (i.e., cash plus equity) as compared to the other executive officers, and she receives a higher percentage of her total compensation in the form of equity-based awards. The Committee believes it is appropriate for our Chief Executive Officer to be paid at a level substantially above our other executive officers due to the nature of her position as leader of the entire corporation, not just a particular business segment or a particular corporate function.

We also note that the difference in the value of equity-based awards granted to our Chief Executive Officer as compared to grants to the other named executive officers is not as great as indicated in the staff’s Comment 30. It appears that the numbers cited in the staff’s Comment 30 refer to the amounts shown in the “Options Awards” column of the Fiscal 2007 Summary Compensation Table on page 31 of the proxy statement, which constitute compensation expense recognized by Sara Lee in fiscal 2007 in accordance with FAS 123R. The actual value of equity-based awards granted by Sara Lee in fiscal 2007 to our named executive officers, as disclosed in the “Grants of Plan-Based Awards in Fiscal Year 2007 Table” on page 33 of the proxy table, are:

	Stock Options	PSUs
Brenda C. Barnes, CEO	$2,795,484	$3,326,000
Other Named Executive Officers	$419,130 to $514,389	$550,000 to $675,000

The value of the equity-based awards disclosed in the “Grants of Plan-Based Awards in Fiscal Year 2007 Table” are consistent with the fiscal 2007 compensation component mix disclosed in the table on page 19 of the proxy statement.

In future filings, if Sara Lee’s policies or decisions relating to a named executive officer are materially different than the other officers, we will describe these differences on an individualized basis.

Potential Payments Upon Termination or Change-in-Control, page 40

Comment 31: Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the change of control plans. Refer to Item 402(b)(1)(v) and Item 402(j)(3) of Regulation S-K.

Response 31: Sara Lee’s Severance Plans for Corporate Officers consists of two separate plans: a plan that covers involuntary termination that does not occur in connection with a change in control of Sara Lee (the “Involuntary Termination Plan”), and a plan that covers termination of employment in connection with a change in control of Sara Lee (the “CIC Plan”). The Involuntary Termination Plan provides a minimum of 12 months and a maximum of 24 months of severance payments depending on the officer’s position and length of service, while the CIC Plan provides for a lump sum payment equal to two times (2.5 times, for the Chief Executive Officer and any Executive Vice President) of the terminated officer’s base salary plus the terminated officer’s target annual incentive bonus for the fiscal year in which the change in control occurs. The appropriate payment and benefit multipliers were determined based on benchmarking data regarding similar plans maintained by our peer companies, best and evolving governance practices, and general principles of equity. In determining the severance payments under the Involuntary Termination Plan, for example, consideration was given to the fact that Sara Lee does not sign employment agreements with its key employees. We also believe it is fair for severance payments to vary based on factors such as an officer’s position and length of service because such factors may impact a person’s ability to obtain new employment. With respect to the CIC Plan, the Committee completed a benchmarking review in 2006 and, as a result, modified the Plan by reducing the maximum severance payment to the top tier of executives from a multiple of three times to 2.5 times the executive’s salary plus target annual incentive opportunity. To implement evolving best practices in governance, the Committee also adopted a “double trigger” requirement for the accelerated vesting of equity awards and eliminated excise tax reimbursements and gross-ups on any change in control benefits. In setting and amending the payment and benefit levels under the CIC Plan, the Committee also was mindful that ensuring continuity of management during a change of control situation would be in the best interests of Sara Lee’s stockholders.

In future filings, we intend to expand our description of how the appropriate payment and benefit levels under the Involuntary Termination Plan and CIC Plan were determined, consistent with the explanation above.

Acknowledgements and Closing Comments

As requested in the Comment Letter, Sara Lee Corporation acknowledges that:

1. Sara Lee is responsible for the adequacy of disclosures in the Form 10-K, Form 10-Q and proxy statement;

2. staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. Sara Lee may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do not believe that any of the staff’s Comments in the Comment Letter raises a material issue with respect to disclosures contained in Sara Lee’s Form 10-K, Form 10-Q and proxy statement. Additionally, we believe that each of the staff’s Comments can be appropriately addressed, in the manner indicated above, in Sara Lee’s future filings with the Commission. Accordingly, the corporation respectfully requests that we be allowed to make the changes described above in future filings with the Commission, rather by amending our Form 10-K or Form 10-Q.

If you have any questions regarding the matters covered by this letter, or desire additional information, please contact me at (630) 598-8564 or via email at helen.kaminski@saralee.com. Should the staff disagree with Sara Lee’s conclusions regarding any of the Comments described in this letter, we respectfully request the opportunity to confer with the staff prior to the staff making its final determination.

Very truly yours,

/s/ Helen N. Kaminski
Assistant General Counsel, Corporate & Securities

Cc:	Roderick A. Palmore
Theo de Kool